Exhibit 99.1

Cre8 Enterprise Limited Completes Acquisition of a Hong Kong-Based Translation Firm

Hong Kong, Nov. 03, 2026 (GLOBE NEWSWIRE) -- Cre8 Enterprise Limited (Nasdaq: CRE) (“Cre8” or the “Company”), a Hong Kong-based integrated financial printing service provider, announced today that its wholly owned subsidiary, Cre8 Incorporation Limited, has completed the acquisition of 100% of the issued shares of Lingxpert Language Services Limited (“LingXpert”), a company incorporated in Hong Kong, which provides translation services in Hong Kong. LingXpert started operations on March 9, 2011. The acquisition is intended to strengthen Cre8’s capacity to support clients on both IPO and non-IPO engagements.

Under the share purchase agreement dated October 19, 2026 (the “Share Purchase Agreement”), the purchase price was US$800,000 in cash, which has been paid in full by bank transfer. The Closing Date is November 2, 2026.

The acquisition is expected to expand Cre8’s in-house translation capacity and minimize bottlenecks. Cre8 expects to benefit from parallel processing workflows that shorten turnaround times while maintaining stable translation costs.

Moreover, this acquisition is designed to promote resource sharing across logistics, technology, and infrastructure. This approach is expected to reduce overhead costs, optimize capital expenditures, and accelerate project delivery. Pooling financial and human resources is expected to allow Cre8 to scale its operations more effectively.

About Cre8 Enterprise Limited (NASDAQ: CRE)

Cre8 Enterprise Limited provides 24/7 integrated financial printing services to listed companies, IPO applicants, and private companies in the finance and capital market in Hong Kong, and recently expanded into Japan following its acquisition of Upperhand Investment Limited. Its services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-submissions of customers’ financial reports and compliance documents, and media placements.

In addition, the Company offers complementary services such as website design, branding and marketing content development. It also provides technology-enabled solutions through its “Cre8IR” platform, which supports the dissemination of announcements, circulars, financial reports, and industry news.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected benefits of the acquisition of LingXpert, including anticipated operational efficiencies, cost savings and synergies. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to integrate LingXpert’s operations and retain its key personnel and clients, the Company’s ability to realize the anticipated benefits of the acquisition, market conditions, and other factors discussed in the “Risk Factors” section of the Company’s most recent annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Cre8 Enterprise Limited

Email: ir@cre8corp.com
Phone: +852 3693 2688